Filed by: AT&T Inc.

Commission File No.: 001-08610

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Discovery, Inc. (Commission File No.: 001-34177)

The following communications were made to the public during the Q4 2021 AT&T Inc. Earnings Call on January 26, 2022:

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John Stankey – AT&T Inc. -CEO, President & Director:

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We now expect the WarnerMedia Discovery transaction to close in the second quarter. Given this, we plan to update guidance for RemainCo at our upcoming virtual analyst event in March.

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Simon William Flannery – Morgan Stanley, Research Division - MD:

John, good to hear the updated timing on the deal close. Can you perhaps update us on your conversations with the regulators, and what gives you the confidence to move that up? And when do you expect to give us the clarity on how the deal will be structured, what the dividend policy will be? Is that going to be in the March meeting?

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John Stankey – AT&T Inc. -CEO, President & Director:

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And if you kind of looked at the prototype of the time frame and when we expected various approvals and processes to work through, we have tracked right to the likely case analysis on that. And as you are aware, we’ve had several milestones over the last couple of weeks, including clearance in the EU. We’ve gotten through our filing process with the SEC.

You kind of look at where we are in other international regulatory domains and what our exchange has been with domestic regulators, and all that is going right to pattern as we expected. And we don’t see anything that causes us concern and consequently raising our confidence level that we can tighten that time frame of when we believe we’ll have everything kind of line up and be ready to go sometime during the second quarter.

So I’m really pleased about that. I think everybody feels pretty good about where things stand. There’s still work to be done, always is. There’s a lot of moving parts. But based on how these things go, I feel about as good as I can feel at this point in that time.

And we’re now moving into the mode of the cycle where we’re making what I’ll call the final preparations as opposed to anticipating what we have to work through.

In terms of clarity on structure, I would tell you, we’re pretty close to giving you some guidance on that. I would certainly expect by the time we get together with you in March that you would have some understanding of where we’re going, at least that’s what I would expect.

Ultimately, the Board has to make a call on that and has to make a final decision. Looking at it, handicapping it and my sense of where they are in that cycle and what we know about how the markets have performed over the last couple of months, I think we’re at a point right now where we’re almost ready to call a question on that.

Our desire and our posture on that is we’d like to let you know as soon as we conclude. So once the Board makes a final decision, we will carry it forward. And I think we’re tight enough to the close window right now that we could probably do that as soon as the Board is comfortable with the decision and what we want to do around that.

They’ve, as you would expect, put a lot of diligence into this over the last several months. They’ve carefully considered a lot of different options. There are pros and cons to going either with a spin or a split.

Certainly, it’s attractive and we’re — the reason we kept this option open is at some point, I’d like to get the share count circulated on AT&T down. And this was an opportunity for us to evaluate whether something like that could occur in order to do that.

It’s a bit of an unprecedented transaction in size. There’s never been a split off of anything close to this number of shares with this kind of a base. We also have a very large retail base, and we have to be mindful of the fact that, that retail base sometimes doesn’t go as deep on the puts and takes and ins and outs of things as the institutional base does. And we need to make sure it’s transparent and clean for everybody involved in this.

And as I step back and look at it, we need to be very thoughtful about what we started with is our watch word around this transaction, which was we want the shareholders to get value out of this. This is all about driving shareholder value.

And given the size of the split, we know that there would have to be some leakage to kind of get that structure properly. So as we kind of step back, we want to do something that’s clean. We want to do something that’s delivered.

The Board hasn’t decided right now. There’s pros and cons of both. But I think we’ll be probably giving you some sense of what we want to do around that in fairly short order. And we wanted to be transparent and claim.

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Cautionary Statement Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T, Magallanes, Inc. (“Spinco”), and Discovery, Inc. (“Discovery”) constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined Spinco and Discovery company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Discovery stockholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; risks and costs related to the implementation of the separation of Spinco, including timing anticipated to complete the separation, any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of Discovery and Spinco being more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates; risks related to disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; effects of the announcement, pendency or completion of the proposed merger on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus included in the registration statements filed with the SEC in connection with the proposed transaction. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the Securities and Exchange Commission. Neither AT&T nor Discovery is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between AT&T, Spinco, and Discovery. In connection with the proposed transaction, Spinco and Discovery filed relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 by Discovery containing a preliminary prospectus of Discovery that also constitutes a preliminary proxy statement of Discovery, and a registration statement on Form S-4 and Form S-1 by Spinco containing a preliminary prospectus of Spinco. The information in each preliminary prospectus and the preliminary proxy statement is not complete and may be changed. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which AT&T, Spinco or Discovery may file with the SEC. STOCKHOLDERS OF AT&T AND DISCOVERY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T, Spinco and Discovery, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com/investor-relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

AT&T and its directors and executive officers, and Discovery and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Discovery capital stock and/or the offering of Discovery securities in respect of the proposed transaction. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Discovery is set forth in the proxy statement for Discovery’s 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2021. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.